------------------ www.electrovaya.com

ELECTROVAYA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2022

MAY 9, 2022

ELECTROVAYA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

2 | P a g e

Introduction

Management's discussion and analysis ("MD&A") provides our viewpoint on our Company, performance and strategy. "We," "us," "our," "Company" and "Electrovaya" include Electrovaya Inc. and its wholly-owned or controlled subsidiaries, as the context requires.

Our Board of Directors, on the recommendation of its Audit Committee, approved the content of this MD&A on May 9, 2022 and it is, therefore, dated as at that date. This MD&A includes the operating and financial results for the quarters ending March 31, 2022 and 2021, and should be read in conjunction with our consolidated financial statements. It includes comments that we believe are relevant to an assessment of and understanding of the Company's consolidated results of operations and financial condition. The financial information herein is presented in thousands of US dollars unless otherwise noted (except per share amounts, which are presented in US dollars unless otherwise noted), in accordance with International Financial Reporting Standards ("IFRS"). Additional information about the Company, including Electrovaya's current annual information form, can be found on the SEDAR website for Canadian regulatory filings at www.sedar.com.

Forward-looking statements

This MD&A contains forward-looking statements including statements with respect to among other things, revenue forecasts and in particular the revenue forecasts for the fiscal year ending September 30, 2022, the rapid sales growth in the second half of the fiscal 2022, expected improvements in gross margins and the target gross margin percentage of 30%, expected improvements in sales and revenues in fiscal year 2022, purchase orders in hand and order backlog, the Company's ability to satisfy its ongoing debt obligations, the ability to draw under the Company's shelf prospectus, the effect of the global COVID-19 novel coronavirus pandemic and its impact on the Company's supply chain, customer demand and order flow, its health implications on employees and other stakeholders, and its effect on the Company's delivery schedule, other factors impacting revenue, the competitive position of the Company's products, global trends in technology supply chains, the Company's strategic objectives and financial plans, including the operations and strategic direction of Electrovaya Labs, the Company's products, including E-bus and electric lift truck applications and the potential for revenue from new applications (including the e-bus market), cost implications, additional capital raising activities, the adequacy of financial resources to continue as a going concern, and also with respect to the Company's markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates generally. Forward-looking statements can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "possible", "expect", "intend", "estimate", "anticipate", "believe", "plan", "objective" and "continue" (or the negatives thereof) and words and expressions of similar import. Readers and investors should note that any announced estimated and forecasted orders and volumes provided by customers and potential customers to Electrovaya also constitute forward-looking information and Electrovaya does not have (a) knowledge of the material factors or assumptions used by the customers or potential customers to develop the estimates or forecasts or as to their reliability and (b) the ability to monitor the performance of the business its customers and potential customers in order to confirm that the forecasts and estimates initially represented by them to Electrovaya remain valid. If such forecasts and estimates do not remain valid, or if firm irrevocable orders are not obtained, the potential estimated revenues of Electrovaya could be materially and adversely impacted.

3 | P a g e

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, the outcome of such statements involve and are dependent on risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Material assumptions used to develop forward-looking information in this MD&A include, among other things, that current customers will continue to make and increase orders for the Company's products; that the Company's alternate supply chain will be adequate to replace material supply and manufacturing; that the Company's products will remain competitive with currently-available alternatives in the market; that the alternative energy market will continue to grow and the impact of that market on the Company; the purchase orders actually placed by customers of Electrovaya; customers not terminating or renewing agreements; general business and economic conditions (including but not limited to currency rates and creditworthiness of customers); the relative effect of the global COVID-19 public health emergency on the Company's business, its customers, and the economy generally; that any settlement of claims with respect to Litarion will proceed on the agreed upon terms; actions taken by creditors and remedies granted by German courts in the Litarion insolvency proceedings and their effect on the Company's business and assets; negative reactions of the Company's existing customers to Litarion's insolvency process; the Company's liquidity and capital resources, including the availability of additional capital resources to fund its activities; industry competition; changes in laws and regulations; legal and regulatory proceedings; the ability to adapt products and services to changes in markets; the ability to retain existing customers and attract new ones; the ability to attract and retain key executives and key employees; the granting of additional intellectual property protection; and the ability to execute strategic plans. Information about risks that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found herein under the heading "Qualitative and Quantitative Disclosures About Risks and Uncertainties", in the Company's Annual Information Form ("AIF") for the year ended September 30, 2021 under the heading "Risk Factors", and in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference in this document, whether as a result of new information, future events or otherwise, except as required by law.

Revenue forecasts herein constitute future‐oriented financial information and financial outlooks (collectively, "FOFI"), and generally, are, without limitation, based on the assumptions and subject to the risks set out above under "Forward‐Looking Statements". Although management believes such assumption to be reasonable, a number of such assumptions are beyond the Company's control and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. FOFI is provided for the purpose of providing information about management's current expectations and plans relating to the Company's future performance, and may not be appropriate for other purposes.

4 | P a g e

The FOFI does not purport to present the Company's financial condition in accordance with IFRS, and it is expected that there may be differences between actual and forecasted results, and the differences may be material. The inclusion of the FOFI in this news release disclosure should not be regarded as an indication that the Company considers the FOFI to be a reliable prediction of future events, and the FOFI should not be relied upon as such.

5 | P a g e

ELECTROVAYA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS

1. OUR BUSINESS

Electrovaya Inc. designs, develops and manufactures directly or through out-sourced manufacturing lithium ion batteries for Material Handling Electric Vehicles ("MHEV") and other electric transportation applications, as well for electric stationary storage and other battery markets. Our main businesses include:

(a) lithium ion battery systems to power MHEV including fork-lifts as well as accessories such as battery chargers to charge the batteries;

(b) lithium ion batteries for other transportation applications; and,

(c) industrial and residential products for energy storage.

The Company has a battery and battery systems research and manufacturing facility in Mississauga, Ontario. In December 2019, Electrovaya moved its corporate head office to 6688 Kitimat Road in Mississauga, Ontario. The Kitimat location is the Company's manufacturing facility. It comprises approximately 62,000 square feet and is designed to enhance the Company's productivity and efficiency.

The Company's research and development activities is carried out through the Electrovaya Labs division. Electrovaya Labs is focused on research, development, and commercialization of some of the fundamental technologies and intellectual property at Electrovaya. One key area of focus is the development of a solid state battery.

Electrovaya has entered into a lease at a dedicated research and chemistry lab facility located at the Sheridan Science and Technology Park in Mississauga, Ontario, near the Company's headquarters. The lease allows Electrovaya Labs to use the laboratories in the facility, and work with some of the scientists and engineers on site.

Electrovaya has a team of mechanical, electrical, electronic, battery, electrochemical, materials and system engineers able to give clients a "complete solution" for their energy and power requirements. Electrovaya also has substantial intellectual property in the lithium ion battery sector.

Management believes that our battery and battery systems contain a unique combination of characteristics that enable us to offer battery solutions that are competitive with currently available advanced lithium ion and non-lithium ion battery technologies. These characteristics include:

• Scalability and pouch cell geometry: We believe that large-format pouched prismatic (flat) cells represent the best long-term battery technology for use in large electro-motive and energy storage systems.

6 | P a g e

• Safety: We believe our batteries provide a high level of safety in a lithium ion battery. Safety in lithium ion batteries is becoming an important performance factor and Original Equipment Manufacturers ("OEMs") and users of lithium ion batteries prefer to have the highest level of safety possible in lithium ion batteries.

• Cycle-life: Our cells are in the forefront of battery manufacturers with respect to cycle-life, with excellent rate capabilities. Cycle-life is generally controlled by the parasitic reactions inside the cell and these reactions have to be reduced in order to deliver industry leading cycle-life. Higher cycle-life is of importance in many intensive applications of lithium ion batteries.

• Energy and Power: Our batteries give industry leading combination of energy and power and can be application specific.

• Battery Management System: Our Battery Management System ("BMS") has developed over the years, and provides excellent control and monitoring of the battery with advanced features as well as communication to many chargers, electric vehicles and other devices.

2. OUR STRATEGY

We have developed a series of products which focus on maximising the cycle-life of the battery such that mission critical and intensive use applications would be interested in such long life batteries while giving appropriate energy and power. We developed cells, modules, battery management systems, software and firmware necessary to deliver systems for discerning users. We also developed supply chains which can produce needed components including separators, electrolytes with appropriate additives, cells and cell assembly, modules, electronic boards, electrical and mechanical components as needed for our battery systems. Supply chains allow flexibility in production as well as ability to manage scalable and fluctuating demands, especially for emerging new product introductions. The global trend in technology products is to use high quality supply chains to achieve scalable production and reduce or eliminate ownership of component suppliers. The battery systems we have developed are focused on mission critical applications, where the battery has to be used for long durations and could be charged and discharged several times a day. Electrovaya has moved away from owning component suppliers and making use of higher levels of contract manufacturing to produce its customised requirements.

Our goal is to utilize our battery and systems technology to develop and commercialize mass- production levels of battery systems for our targeted end markets.

To achieve these strategic objectives, we intend to:

• Establish global strategic relationships in order to broaden the market potential of our products and services;

• Develop and commercialize leading-edge technology for the stationary grid, zero-emission vehicle, as well as partnering with key large organizations to bring them to market;

7 | P a g e

• Invest in research and development initiatives related to new technologies that reduce the costs of our products, but enhance the operating performance, of our current and future products; and,

• Focus on intensive use and mission critical applications such as the logistics and e- commerce industry, automated guided vehicles, electric buses, energy storage and similar other applications.

Electric Vehicle

The electric vehicle sector is quickly growing with increased global pressure on reducing carbon emissions and includes everything from electric forklifts, electric buses, electric trucks and electric passenger vehicles. Our focus is addressing applications where a lithium-ion battery will be used intensively, as intensive users tend to place a higher value on higher performance and safer technology and also get clearer lower cost of ownership with a higher performing and longer cycle life product. Examples of intensive use of lithium-ion batteries in the electric vehicle space include electric trucks, electric forklifts, electric buses and other industrial vehicle systems. These vehicles are generally driven 16 to 24 hours per day as opposed to a passenger vehicle whose average usage is about 1-4 hours a day. The intensive use vehicles need fast charging and in the case of forklifts operating 24/7, can be working over 100,000 miles/year, on a work equivalency and they need high performance lithium ion batteries.

To meet the needs of the electric vehicle market the Company has two battery platforms, the Infinity Platform and the Solid State Platform.

Infinity Platform

The Infinity Platform is our lithium ion solution where safety and longevity with excellent energy and power are critical. The Infinity platform is ideally suited for intensive users such as e-bus, e- forklift and e-trucks. It offers the lowest holistic cost and highest value for our intensive demanding users including Raymond, Walmart and others.

Solid State Platform

The Solid State Platform is our solution for the high volume and low cost automotive market. This platform is in the development stage but showing promising progress with commercial production targeted for 2023/24. The solid state platform shows promise to be the lowest initial $/energy (kWh) and highest energy density. It is ideally suited for e-passenger cars who need the lowest initial cost (sticker price). Currently under development with patents filed to protect IP.

8 | P a g e

3. RECENT DEVELOPMENTS

3.1 Business Highlights and 2022 Outlook

Financial Highlights:

● Revenue for Q2 FY2022 was $4.3 million (C$5.4 million), compared to $2.9 million (C$3.7 million) in the fiscal second quarter ended March 31, 2021 ("Q2 FY2021"), an increase of 47%. On a sequential basis, revenue in Q2 FY2022 increased more than three- fold compared to $1.3 million (C$1.6 million) in the fiscal first quarter.

● Sales anticipated to grow rapidly in the second half of the 2022 fiscal year ("FY 2022) as production ramps up to meet existing demand. Purchase orders in hand exceed $25 million (C$31.5 million).

● The gross margin for Q2 FY2022 was 25%, compared to 32% for Q2 FY2021. The decrease was due to a number of factors, including: inflationary pressures on material costs, increased shipping and logistics costs, and foreign exchange movements. The Company has taken steps to reduce inflationary pressures such ordering key components necessary for 2022 deliveries thus locking in current prices and avoiding further component price increases. The Company's products also had a recent price increase and is targeting gross margins near 30%.

Business Highlights:

● In January 2022, the Company announced approximately $6 million of orders through its OEM sales channel for a single e-commerce end user. The end user will deploy the batteries in Materials Handling Electric Vehicles in two new distribution centers in the United States. In April 2022, the company announced further purchase orders valued at approximately $10.6 million, including a blanket purchase order from its OEM sales partner valued at more than $9.4 million, and other purchase orders worth approximately $1.2 million.

● In May 2022, Electrovaya's credit facility was increased from C$11 million to C$14 million. The increase supports working capital requirements in order to accelerate production to meet current sales demand. As consideration for this amendment, the Company agreed to pay its lender, a Canadian financial institution, a fee of $150,000, payable in the Company's shares.

Technology Highlights:

● In March 2022, the Company announced that its e-forklift batteries have demonstrated strong performance with negligible degradation of approximately 1% after four years of heavy usage in a Fortune 100 company's 24/7 distribution center. The performance indicates a projected "million mile" battery with a lifespan of greater than 10 years.

● In April 2022, Electrovaya announced that it completed UL2580 certification for approximately 28 models of 48V lithium ion batteries. Most of these models represent new product offerings, significantly increasing the Company's overall materials handling product lines.

9 | P a g e

● In April 2022, the Company announced promising performance results for its proprietary solid state hybrid battery (lithium metal) technology from its Electrovaya Labs division. Cycling results highlight the ability of the technology to meet passenger automotive applications. Electrovaya has achieved scaling to single, two-layer and four-layer pouch cells. These cells have been cycling at room temperature with no needed external pressure.

Research and Development Support

The Company's Electrovaya Labs division has received support for a number of key R&D initiatives. To date, it has received approval for more than C$2 million in research support funding from the National Research Council of Canada Industrial Research Assistance Program (NRC- IRAP) and Next Generation Manufacturing Canada (NGen). Research support is for solid state batteries, novel electrode process and automated laser welding of high voltage modules.

Positive Financial Outlook

There is a risk that supply chain disruptions could impact the timing of revenue. The Company faced some production delays in the first half of FY 2022 due to specific component shortages or delays. Electrovaya has taken steps to mitigate supply chain issues and will continue to closely monitor the situation.

In light of the first half FY 2022 production delays we have revised our revenue guidance to a range of $21 million to $25 million for FY 2022 or approximately double FY 2021 revenues, barring any unforeseen circumstances and supply chain issues.

Impact of COVID-19 Pandemic and Global Supply Chain Challenges:

Electrovaya is an essential business and has operated without major interruption during the COVID-19 pandemic to date. The Company's customers include large global firms in industries such as e-commerce, grocery, and logistics that are continuing to provide critical services during this difficult period. The crisis has highlighted Electrovaya's important role in helping its customers execute mission-critical applications under highly challenging conditions.

Global supply chain challenges continue to impact the Company's supply chain from many of its vendors. This is straining the Company's ability to meet delivery targets and resulting in associated cost increases. Steps have been taken to mitigate supply chain interruptions, such as holding additional safety stocks, qualifying multiple vendors, and increasing emphasis on onshore supply. Management is monitoring the situation closely and taking corrective action to minimize disruptions as much as possible.

10 | P a g e

4. SELECTED QUARTERLY FINANCIAL INFORMATION

4.1 Operating Segments

The Company has reviewed its operations and determined that it operates in one business segment and has only one reporting unit. The Company develops, manufactures and markets power technology products.

4.2 Quarterly Financial Results

Our Q2 2021 Interim Financial Statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the IASB and accounting policies we adopted in accordance with IFRS. The Q2 2022 Interim Financial Statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at March 31, 2022 and the financial performance, comprehensive income and cash flows for the three and six months ended March 31, 2022.

Quarterly Financial Summary
(Expressed in thousands of U.S. dollars)

		Three months ended March 31,
	2022	2021	Change	% change
Total Revenue	4,290	2,927	1,363	47%
Direct Manufacturing Costs	3,208	2,003	1,205	60%
Gross Margin	1,082	924	158	17%
GM%	25%	32%
Expenses
Research & development	1,179	1,001	178	18%
Government assistance	(96)	(210)	114	‐54%
Sales & marketing	369	340	29	9%
General & administrative	733	563	170	30%
Stock based compensation	131	47	84	179%
Finance Cost	678	885	(207)	‐23%
Patent & trademark expenses	28	10	18	180%
	3,022	2,636	386	15%
	(1,940)	(1,712)	(228)	13%
Depreciation	101	72	29	40%
Gain (Loss) from operations	(2,041)	(1,784)	(257)	14%
Foreign exchange gain (loss)	(210)	(82)	(128)	156%
Net Profit (Loss)	(2,251)	(1,866)	(385)	21%

Revenue

Revenue for Q2 FY2022 was $4.3 million (CDN$5.4 million), compared to $2.9 million (CDN$3.7 million) in the fiscal second quarter ended March 31, 2021 ("Q2 FY2021") an increase of 47%. Sequentially Q2 FY2022 increased $3.0 million over Q1 FY2022 of $1.3 million more than a threefold increase.

Continued advances in technology and a highly competitive market are more significant factors than general economic conditions when considering major impacts on revenue. In particular, the alternative energy market continues to be robust and the Company believes that new and important opportunities will potentially be available to it. Supply chain issues, however, are a continuing risk factor and introduce a level of uncertainty.

11 | P a g e

Revenue was from the sale of batteries and battery systems. For the quarter ended March 31, 2022 revenue attributable to the United States accounted for $3.9 million or 90% of total revenue. This reflects the growing level of interest in our material handling batteries and presence of our OEM partner and its dealer network in the United States.

Electrovaya defines the customer as the end user of our product. With our direct sales channel, sales orders are placed directly by the customers to Electrovaya. With our OEM sales channel, the OEM has an exclusive distribution agreement with the company such that the end customers place the order with the OEM which then passes the order to Electrovaya. While the OEM, because of the exclusive distribution agreement, has a large volume of sales it represents a wide, varied and growing customer base.

Direct Manufacturing Costs and Gross Margin

Direct manufacturing costs are comprised of the material, labour and manufacturing overhead, excluding amortization, associated with the production of batteries and battery packs for Electric Vehicles, stationary grid applications and research and engineering service revenues.

The gross margin for Q2 FY 2022 was 25% as compared to 32% for Q2 FY 2021. This decrease in the gross margin is due to a number of factors including the product mix, material cost inflation, increased shipping and logistics costs and foreign exchange movement. The Company has taken steps to reduce inflationary pressures such ordering key components necessary for 2022 deliveries thus locking in current prices and avoiding further component price increases. One of the factors that contributed to the lower margin this quarter was due to sales which had been subject to pricing in late 2021 prior to a price increase which occurred in 2022 to offset inflationary pressures. Our objective is to maintain gross margin in the range of 30%. We are taking a number of actions to reduce our direct manufacturing costs and improve our margins.

Operating Expenses

Operating expenses include:

● Research and Development ("R&D") Research and development expenses consist primarily of compensation and premises costs for research and development personnel and activities, including independent contractors and consultants, and direct materials;

● Government Assistance The company applies for all applicable Government programs which provide subsidies to offset costs. This includes subsidies to support specific R&D programs, COVID related programs and other supported activities;

● Sales and Marketing Sales and marketing expenses are comprised of the salaries and benefits of sales and marketing personnel, marketing activities, advertising and other costs associated with the sales of Electrovaya's product lines;

12 | P a g e

● General and Administrative General and administrative expenses include salaries and benefits for corporate personnel, insurance, professional fees, reserves for bad debts and facilities expenses. The Company's corporate administrative staff includes its executive officers and employees engaged in business development, financial planning and control, legal affairs, human resources and information technology;

● Stock based compensation Recognizes the value based on Black-Scholes option pricing model of stock based compensation expensed over the relevant vesting period;

● Financing costs Financing costs includes the cost of debt, equity or other financing. This includes cash and non-cash interest, legal costs of financing, commissions and fees; and,

● Patent and trademark costs Patent and trademark expense recognizes the cost of maintaining the Company's patent and trademark portfolio.

Total operating expenses increased to $3.0 million compared to $2.6 million for the quarter ended March 31, 2022 and 2021 respectively, an increase of $0.4 million or 15%. The largest components of the operating expense increase was a $0.2 million increase in R&D costs as the Company continues grow its investment in research in our Electrovaya Labs division, as well as an increase of $0.2 million in general and administrative costs as the Company invests in the infra-structure necessary to support its growth.

Net Profit/(Loss)

The net loss increased to $2.3 million from $1.9 million for the quarter ended March 31, 2022 and 2021 respectively, an increase of $0.4 million. This increase in the net loss was due to the factors explained above.

Key Performance Indicators

In addition to operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

Adjusted EBITDA1

(Expressed in thousands of U.S. dollars)

			Three months ended March 31,
Adjusted EBITDA[1]		2022	2021	Change	% change
Gain (Loss) from operations		(2,041)	(1,784)	(257)	14%
Less:	Finance Cost	678	885	(207)	‐23%
	Stock based compensation	131	47	84	179%
	Depreciation	101	72	29	40%
	Adjusted EBITDA[1]	(1,131)	(780)	(351)	45%
	Adjusted EBITDA[1] %	‐26%	‐27%

1 Non-IFRS Measure: Adjusted EBITDA is defined as loss from operations, plus finance costs, stock-based compensation costs and depreciation. Adjusted EBITDA does not have a standardized meaning under IFRS. We believe that certain investors and analysts use Adjusted EBITDA to measure the performance of the business and is an accepted measure of financial performance in our industry. It is not a measure of financial performance under IFRS, and may not be defined and calculated in the same manner by other companies and should not be considered in isolation or as an alternative to Income (loss) from operations.

13 | P a g e

Adjusted EBITDA1 decreased by $0.4 million due to the increase of $0.3 million in the net loss from operations as discussed above. Management is focused on achieving positive Adjusted EBITDA1 in 2022 through an increase in sales, maintaining a gross margin in the range of 30% and controlling cost of operations. We continue our efforts for sales growth, control of manufacturing costs and reduction operating expenses.

Summary Operating Results - Six Months Ended March 31, 2022 & 2021

(Expressed in thousands of U.S. dollars)

		Six months ended March 31,
	2022	2021	Change	% change
Total Revenue	5,540	5,510	30	1%
Direct Manufacturing Costs	4,092	3,765	327	9%
Gross Margin	1,448	1,745	(297)	‐17%
GM%	26%	32%
Expenses
Research & development	1,966	1,907	59	3%
Government assistance	(126)	(210)	84	‐40%
Sales & marketing	669	602	67	11%
General & administrative	1,315	1,102	213	19%
Stock based compensation	321	91	230	253%
Finance Cost	1,268	1,401	(133)	‐9%
Patent & trademark expenses	37	21	16	76%
	5,450	4,914	536	11%
	(4,002)	(3,169)	(833)	26%
Depreciation	201	142	59	42%
Gain (Loss) from operations	(4,203)	(3,311)	(892)	27%
Foreign exchange gain (loss)	(203)	(399)	196	‐49%
Net Profit (Loss)	(4,406)	(3,710)	(696)	19%

Revenue was $5.5 million, for both the six months ended March 31, 2022 and 2021. It is anticipated that sales will grow rapidly in the second half of 2022 as production is ramped up to meet existing demand. The first half of 2022 has also been affected by some supply chain issues which slowed production. This issues are currently being resolved which will permit increasing production and deliveries in the second half of 2022.

The gross margin percentage fell to 26% from 32%. The reduction in gross margin for YTD FY2022 from YTD FY2021 is due to a number of factors as explained above including product mix, old pricing on current sales, higher material cost, increased shipping costs and delays and foreign exchange movement.

Operating expenses increased by $536 or 11% from Q2 FY2021 to Q2 FY 2022 due to an increase in general & administrative expenses $213 as the company investments in the necessary infrastructure to support sales growth, an increase in stock based compensation $230 as a number of options vested in the period and a reduction in Government subsidies received of 84 due to the absence of COVID related funding.

14 | P a g e

Quarterly Summary Financial Position and Cash Flow

Summary Financial Position

(Expressed in thousands of U.S. dollars)

	March 31,	September 30,
	2022	2021	Change	% change
Total current assets	13,611	12,028	1,583	13%
Total non‐current assets	2,808	2,949	(141)	‐5%
Total assets	16,419	14,977	1,442	10%
Total current liabilities	18,577	13,453	5,124	38%
Total non‐current liabilities	3,030	3,220	(190)	‐6%
Equity (Deficiency)	(5,188)	(1,696)	(3,492)	206%
Total liabilities and equity (deficiency)	16,419	14,977	1,442	10%

Management is focused on continuing to improve the company's financial position through the prudent use of debt and equity but most important achieving a profitable position and strong working capital management.

Non-cash current assets were $12.9 million at March 31, 2022 compared to $7.8 million at September 30, 2021 an increase of $5.1 million. This was the result of investment in working to support sales growth. This investment was funded primarily with the working capital facilities.

Summary Cash Flow

(Expressed in thousands of U.S. dollars)

			Six months ended March 31,
		2022	2021	Change	% change
	Net income (loss) for the period	(4,406)	(3,710)	(696)	19%
Less:	Amortization	201	142	59	42%
	Stock based compensation	321	91	230	253%
	Financing costs	‐	566	(566)	‐100%
	Cash provided by (used in) operating activities	(3,884)	(2,911)	(973)	33%
	Net change in working capital	(4,486)	(3,137)	(1,349)	43%
	Cash from(used in) operating activities	(8,370)	(6,048)	(2,322)	38%
	Cash (used in) investing activities	‐	(451)	451	‐100%
	Cash from financing activities	4,516	7,195	(2,679)	‐37%
Increase in cash		(3,854)	696	(4,550)	‐654%
	Exchange difference	390	648	(258)	‐40%
	Cash, beginning of period	4,202	1,124	3,078	274%
	Cash at end of period	738	2,468	(1,730)	‐70%

The Company ended the second quarter on March 31, 2022 with $0.7 million of cash as compared to $2.5 million for March 31, 2021.

For the six months ended March 31, 2022 the Company had cash used in operating activities of $8.3 million, as compared to $6.0 million for the six months ended March 31, 2021. The difference $2.3 million is due to net change in non-cash working capital difference of $1.3 million which resulted from an increase in accounts receivable and prepaid inventory, an increase in the net loss of $0.7 million, a decrease in the non-cash financing cost of $0.6 million offset by an increase in stock based compensation and amortization of $0.3 million.

15 | P a g e

Quarterly Comparative Summaries

Quarterly revenue from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2022	$1,250	$4,290
2021	$2,583	$2,927	$1,918	$4,156
2020	$861	$1,947	$4,799	$6,918
2019	$1,972	$1,253	$1,162	$504

Quarterly net profits/(losses) from continued operations are as follows:

(USD $ thousands)	Q1	Q2	Q3	Q4
2022	$(2,155)	$(2,251)
2021	$(1,844)	$(1,866)	$(1,792)	$(2,032)
2020	$(1,909)	$(1,108)	$4,825	$(696)
2019	$2,756	$(1,884)	$(1,226)	$(2,483)

Quarterly net gains (losses) per common share from continued operations are as follows:

	Q1	Q2	Q3	Q4
2022	$(0.01)	$(0.02)
2021	$(0.01)	$(0.02)	$(0.01)	$(0.01)
2020	$(0.02)	$(0.01)	$0.05	$(0.01)
2019	$0.03	$(0.02)	$(0.01)	$(0.03)

Quarterly Revenue and Seasonality

The Company has not historically experienced seasonality in its business. In recent periods, however, revenue has been relatively low in the fiscal first quarter, which reflects the material handling customers' preference to defer product delivery past the holiday season and into the New Year. This is due to an increasing e-commerce demand and the need to minimize changes or disruptions at high-volume distribution centers.

The lithium ion forklift battery has a long sales cycle as many customers are large companies, the technology is relatively new to the forklift market, and customers need time to familiarize themselves with and validate the benefits as compared to the incumbent technology of lead acid batteries. In some cases, the process involves receiving a demonstrator battery for testing and trial. This causes a somewhat a long and "lumpy", or uneven, sales cycle. As customers become more comfortable with the product and place repeat orders it is managements view that the sales will grow in a more predictable and consistent fashion.

16 | P a g e

5. LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities

As of March 31, 2022, the Company had $738 in cash and cash equivalents compared to $4,202 and $2,468 as at September 30, 2021 and March 31, 2021 respectively.

Cash used in operating activities for continued operations was $3,884 for the six months ended March 31, 2022 compared to $2,911 used during the six months ended March 31, 2021.

The Company ended the period with $0.7 million of cash and had drawn $7.6 million (CDN $9.6 million) of a maximum available working capital facility of $8.8 million (CDN $11 million) leaving a further $1.1 million available for drawing. The Company believes its available liquidity along with the collection of $3.9 million of accounts receivable and conversion of $5.2 of inventory into saleable finished goods as well as receiving an additional $3.7 million of inventory in process for which deposits have been recorded in the prepaid expenses is adequate working capital to support its operating activities for the next 12 months.

In May 2022, Electrovaya's credit facility was increased from C$11 million to C$14 million. The increase supports working capital requirements in order to accelerate production to meet current sales demand. As consideration for this amendment, the Company agreed to pay its lender, a Canadian financial institution, a fee of $150,000, payable in the Company's shares.

Management has developed a rolling 12-month cash flow forecast and manages cash and working capital closely. The forecast takes into account reasonable assumptions over both the realization of potential revenue from the sales pipeline and the timing of those revenues. Management believes it has adequate resources or access to those resources in the debt or equity markets to settle its liabilities as they fall due in the normal course of business.

It is management's objective to work with our suppliers and customers to reduce delivery and collection times from order of material, manufacture of product, shipment to customer and collection of cash. We are focused on effectively using our working capital and managing our cash cycle.

Capital Resources

On December 7, 2021, the Company filed a final base shelf prospectus with the securities regulatory authorities in each of the provinces and territories of Canada. The base shelf prospectus is valid for a 25-month period, during which time the Company may offer and issue, from time to time, Common Shares, warrants, units, subscription receipts and debt securities, or any combination thereof, having an aggregate offering price of up to $100 million.

Given the Company's financial position, available cash and operating facility, good relations with our supportive financial lender, strong relationship with our OEM partner, strong sales pipeline and availability of $100 million shelf prospectus we are confident in our ability to continue operations for at least twelve months.

17 | P a g e

At March 31, 2022, the Company had the following contractual obligations:

Year of Payment	Debt
Obligation	Repayment
2022	641
2023	12,423
2024	60
2025	60
2026 and thereafter	150
Total	$13,334

6. OUTSTANDING SHARE DATA

The authorized and issued capital stock of the Company consists of an unlimited authorized number of common shares as follows:

	Common Shares
	Number	Amount
Balance, September 30, 2021	145,940,908	$102,498
Issuance of shares	306,122	234
Issuance of shares	65,000	29
Transfer from contributed surplus	-	25
Balance, December 31, 2021	146,312,030	102,786
Issuance of shares	493,826	320
Balance, March 31, 2022	146,805,856	103,106

The following table reflects the quarterly stock option activities for the period from October 1, 2021 to March 31, 2022:

	Number outstanding	Weighted average exercise price
Outstanding, September 30, 2021	17,277,271	$0.45
Issued	100,000	$0.90
Cancelled or expired	(54,998)	$0.63
Exercised	(65,000)	$0.44
Outstanding, December 31, 2021 and March 31, 2022	17,257,273	$0.44

The following table reflects the outstanding warrant and Broker Compensation Option activities for the period from October 1, 2020 to March 31, 2022:

Details of Share Warrants

Number Outstanding
Outstanding, September 30, 2021, December 31, 2021 and March 31, 2022	10,175,075

18 | P a g e

Details of Compensation Options to Brokers

Number Outstanding
Outstanding, September 30, 2021, December 31, 2021 and March 31, 2022.	145,333

As of March 31, 2022, the Company had 146,805,856 common shares outstanding, 17,257,273 options to purchase common shares outstanding, 145,333 compensation options outstanding and 10,175,075 warrants to purchase common shares outstanding.

7. OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements for the quarter ended March 31, 2022.

8. RELATED PARTY TRANSACTIONS

Transactions with Chairman, Chief Executive Officer and controlling shareholder of Electrovaya Inc.

Quarterly General Expenses

There is an outstanding payable balance to Dr. Das Gupta of $18 relating to raising of capital on behalf of the Company, as at March 31, 2022 (2021-$18).

During the quarter ended March 31, 2022, the Company paid $46 (2021 - $45) to Dr. Das Gupta for services rendered in his capacity as an executive officer of Electrovaya Inc. These amounts, which are recorded at their exchange amount, have been expensed in General and Administrative.

Personal Guarantees

The Dr. Das Gupta personally guaranteed the following short-term loans.

	March 31, 2022		September 30, 2021
	CDN	USD	USD
Shareholder guaranteed loan (Dec. 2017)	$500	$401	$395
Shareholder guaranteed loan (June 2019)	300	240	236
	$800	$641	$631

	March 31,	September 30,
	2022	2021
Promissory Note	$4,807	$4,734

The promissory note is also secured by the personal guarantee of Dr. Sankar Das Gupta,as well as a pledge of 25,700,000 Common Shares by Dr. Das Gupta in favor of the lender.

19 | P a g e

Electrovaya Labs - Facility Usage Agreement

In May 2021 Electrovaya entered a month to month Facility Usage Agreement for the use of space and allocated staff of a third party research firm providing access to laboratory facilities, primarily for research associated with its Electrovaya Labs segment. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021 the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, and which group includes its COO, Dr. Rajshekar Das Gupta. The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of Cdn $25,000 is now with a related party of Electrovaya.

In December 2021 the Facility Usage Agreement was renewed for a further 12 months on the same terms and conditions.

Special Option Grants

In September 2021, on the recommendation of the Compensation Committee of the Company, a committee composed entirely of independent directors, the Board of Directors of the Company determined that it is advisable and in the best interests of the Company to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Company's shareholders.

Dr. Sankar Das Gupta was granted two million options which vest in two tranches of one million options each based on reaching specific target market capitalizations. As the target market capitalizations have not yet been reached, none of these options have vested.

Dr. Rajshekar Das Gupta was granted four million and five hundred thousand options which vest in three tranches of one million and five hundred thousand options based on reaching specific target market capitalizations. As the target market capitalizations have not yet been reached, none of these options have vested.

9. CRITICAL ACCOUNTING ESTIMATES

The Company's management make judgments in the process of applying the Company's accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of financial information requires that the Company's management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company's assets and liabilities at the end of the reporting period and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

20 | P a g e

The critical judgments, estimates and assumptions applied in the preparation of Company's financial information are reflected in Note 3 of the Company's September 30, 2021 consolidated financial statements.

10. CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

Our accounting policies and information on the adoption and impact of new and revised accounting standards the Company was required to adopt effective January 1, 2015 are disclosed in Note 3 of our consolidated financial statements and their related notes for the year ended September 30, 2021.

11. FINANCIAL AND OTHER INSTRUMENTS

We do not have any material obligations under forward foreign exchange contracts, guarantee contracts, retained or contingent interests in transferred assets, outstanding derivative instruments or non-consolidated variable interests.

12. DISCLOSURE CONTROLS

We have established disclosure controls and procedures that are designed to ensure that the information required to be disclosed by the Company in the reports that it files or submits under securities legislation is recorded, processed, summarized, and reported within the time periods specified in such rules and forms and that such information is accumulated and communicated to management, including our principal executive officer and principal financial officer (who are our Chief Executive Officer and Chief Financial Officer, respectively) as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures. Based on this evaluation and as described below under "Internal Control over Financial Reporting", our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2022.

13. INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and the CFO and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

21 | P a g e

Our management, including our CEO and CFO, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud might occur and not be detected.

Management assessed the effectiveness of the Company's internal control over financial reporting at March 31, 2022, based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission as published in 2013. Based on this evaluation, management believes, at March 31, 2022, the Company's internal control over financial reporting is effective. Also, management determined there were no material weaknesses in the Company's internal control over financial reporting at March 31, 2022.

The effectiveness of the Company's internal control over financial reporting as of September 30, 2021, has been audited by Goodman & Associates LLP, an independent registered public accounting firm, as stated in their report, which is included in the Company's audited consolidated financial statements.

14. QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT RISKS AND UNCERTAINTIES

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company's risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below. There have been no changes in risk exposure since the prior year unless otherwise noted.

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders' equity and depends on the underlying profitability of the Company's operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

22 | P a g e

The Group's capital management objectives are:

● to ensure the Group's ability to continue as a going concern.

● to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Group monitors capital on the basis of the carrying amount of equity plus its short-term debt comprised of the promissory notes, less cash and cash equivalents as presented on the face of the statement of financial position.

The Group sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group issues new shares or increases its long-term debt.

Capital for the reporting periods under review is summarized as follows:

	31-Mar-22	30-Sep-21
Total (Deficiency)	$(5,188)	$(1,696)
Cash and cash equivalents	(738)	(4,202)
(Deficiency)	(5,926)	(5,898)
Total (deficiency)	(5,188)	(1,696)
Promissory Note	4,807	4,734
Short-term loan	641	631
Working capital facilities	7,586	3,277
Other Long-term liabilities	3,030	3,220
Overall Financing	$10,876	$10,166
Capital to Overall financing Ratio	-0.54	-0.58

Credit risk

Credit risk is the risk that the counter-party fails to discharge an obligation to the Company. The Company is exposed to this risk due to its cash and cash equivalents, trade and other receivables.

Cash is held with financial institutions, each of which had at March 31, 2022 a rating of R-1 mid or above.

The Company manages its credit risk related to trade and other receivables by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate and no credit losses are expected. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

23 | P a g e

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. We believe that cash flow from operating activities, together with cash on hand, cash from our A/R, and borrowings available under the Revolver are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment.

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has variable interest debt. Changes in interest rates will affect future interest expense and cash flows. The Company does not enter into derivative instruments to reduce this exposure.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company's functional currency is the Canadian dollar and the financial statements are presented in United States dollars. Changes in the relative values of these currencies will give rise to changes in other comprehensive income.

Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in non-functional currencies. Cash held by the Company in US dollars at March 31, 2022 was $287 (December 31, 2021 $84).

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded Net gain (loss) by $(3) (2021-$72).

Price risk

The Company is exposed to price risk. Price risk is the risk that the commodity prices that the Company charges are significantly influenced by its competitors and the commodity prices that the Company must charge to meet its competitors may not be sufficient to meet its expenses. The Company reduces the price risk by ensuring that it obtains information regarding the prices set by its competitors to ensure that its prices are appropriate to the unique attributes of our product. In the opinion of management, the price risk is low and is not material.

Disclosure control risks

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed disclosure controls and procedures ("DC&P"), or caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known, particularly during the period in which interim or annual filings are being prepared, and information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. Although certain weaknesses have been identified, these items do not constitute a material weakness or a weakness in DC&P that are significant. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. DC&P are reviewed on an ongoing basis.

24 | P a g e

Internal control risks

The Company's management, with the participation of the Chief Executive Officer and Chief Financial Officer of the Company, have designed such internal control over financial reporting ("ICFR"), or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Such design also uses the framework and criteria established in Internal Control over Financial Reporting - Guidance for Smaller Public Companies, issued by The Committee of Sponsoring Organizations of the Treadway Commission. The Company relies on entity-wide controls and programs including written codes of conduct and controls over initiating, recording, processing and reporting significant account balances and classes of transactions. Other controls include centralized processing controls, including a shared services environment and monitoring of operating results.

Based on the evaluation of the design and operating effectiveness of the Company's ICFR, the CEO and CFO concluded that the company's ICFR was effective as at March 31, 2022.

The Company does not believe that it has any material weakness or a weakness in ICFR that are significant. Control deficiencies have been identified within the Company's accounting and finance departments and its financial information systems over segregation of duties and user access respectively. Specifically, certain duties within the accounting and finance departments were not properly segregated due to the small number of individuals employed in these areas. To our knowledge, none of the control deficiencies has resulted in a misstatement to the financial statements. However, these deficiencies may be considered a material weakness resulting in a more-than remote likelihood that a material misstatement of the Company's annual or interim financial statements would not be prevented or detected.

As the Company incurs future growth, we plan to expand the number of individuals involved in the accounting function. At the present time, the CEO and CFO oversee all material transactions and related accounting records. In addition, the Audit Committee reviews on a quarterly basis the financial statements and key risks of the Company and queries management about significant transactions, there is a quarterly review of the company's condensed interim unaudited financial statements by the Company's auditors and daily oversight by the senior management of the Company.

25 | P a g e

15. COVID-19 BASED RISKS

The ongoing global COVID-19 pandemic has created a number of risks in Electrovaya's business, not all of which may be quantifiable to or immediately identifiable by the Company. To date, the Company believes the impact of the virus on the Company's operations and workforce has been mitigated as the Company was exempt from government lockdown orders, as manufacturing has generally been deemed an essential service in Ontario and the Company has continued to operate throughout the pandemic.

While the efficiency of the Company's day-to-day operations has not to date been negatively impacted by the need for physical separation and increased sanitation, depending on future outbreaks and their severity, there may be a risk of such negative impacts on efficiency and productivity in the future. Social distancing restrictions to protect the safety of our employees may limit the volume of product the Company is able to manufacture and distribute. In addition, some employees may have been affected in their ability to travel on public transit or otherwise work due to safety fears, or may be subjected to lockdowns or quarantines, particularly if exposed to the virus, even if not infected themselves, which could lead to absenteeism and impacts on productivity. Any on-site exposure to the virus could result in complete shutdowns to operations.

The Company has not experienced significant detrimental effects on productivity or costs due to mitigation strategies, including the implementation of social distancing (including work-from- home policies for those employees who could work from home), personal protective equipment requirements, employee education, and sanitation measures, particularly as knowledge of the risk profile for viral infection has increased throughout 2020, 2021 and 2022 and targeted sanitation measures were adjusted accordingly. Through the early phases of the COVID-19 pandemic, the Company's scientists understood, based on information available at the time, that the virus had a high possibility of airborne transmission through respiration of aerosol droplets. Therefore in addition to mandatory masking, social distancing, increased hand washing, and increased surface sanitary precautions, the Company also installed UV-C devices which flooded the workplace air ducts with UV radiation, and installed several portable UV-C devices with HEPA filters in the workplace. The Company can infer these precautions were effective as the Company did not experience any instances of workplace COVID-19 transmission. However, the Company is located in a designated "hot" zone for COVID-19 in Ontario, Canada, and there is no certainty the effectiveness of these measures will persist during future or variant outbreaks.

The Company's principal operations consist of manufacturing, engineering and research, and prior to the COVID-19 outbreak, most Company personnel worked from the Company's premises. After the outbreak, the Company implemented a work-from-home policy where any individual who could work from home, did so. The Company encouraged all its employees to vaccinate as early as possible and supported the vaccination drive by providing employees information on vaccine availability. The Company also gave time off with pay for employees to take vaccinations or COVID-19 tests. However, while the Company has not experienced any substantial COVID-19- related employee turnover or absenteeism to date, there is no certainty that the Company will not experience such negative effects during future or variant outbreaks that may occur.

The virus also disrupted the Company's global supply chain, as lockdowns in many countries affected some of its suppliers' ability to produce needed components. These supply constraints and increases in shipping costs may have resulted, and may still result, in increased component costs to the Company. Transport of the Company's products both domestically and across international borders may be affected by the impact of COVID-19 on workers in the transportation industry, and border closures or other travel restrictions. At the beginning of the outbreak, some of the Company's component suppliers from Asia, Europe and North America faced difficulties in supplying production components on time, due to material availability and transport restrictions. To mitigate these effects, the Company changed its purchasing patterns to purchase critical components in greater amounts and prior to their need, instituted risk purchasing policies, and sought out and developed multiple alternative sources and suppliers. The Company believes these mitigation strategies have been effective to date, and critical components including microprocessor chips, electrical and electronic components, steel parts and other items have been made available on time to the Company's production team, however the Company has experienced marginal inflation of production costs. The costs in designing and implementing the COVID-19 mitigation efforts are recognized as general overhead costs and are not segregated in the Company's financial statements. However, despite what the Company believes is the institution of successful mitigation efforts on supply chain disruption to date, there is no certainty the effectiveness of these supply- chain disruption mitigation measures will persist during future outbreaks or variant outbreaks.

26 | P a g e

During the pandemic, the Company's customers and potential customers, especially those from outside Canada, could not visit the Company's operations, nor could they meet with the Company at trade shows and product exhibitions. It is possible, but not quantifiable, that these restrictions could have led to reduction in revenues during the course of the pandemic from foregone sales.

Costs related to COVID-19 and potential revenue reduction as a result was mitigated through certain government assistance programs, described in the financial statements for the year ended September 30, 2021 and quarter ended March 31, 2022.

Electrovaya currently depends on a relatively small number of significant customers for a large percentage of its overall revenue. Its customers include end users of material handling electric vehicles (primarily forklifts) who purchase its battery products through the Company's direct sales channel, and the customer base has more recently expanded to include forklift manufacturers who distribute Electrovaya's products to their own customers through the manufacturer's distribution channels under the manufacturer's brand. COVID-19 has had and may continue to have unanticipated consequences on the Company's business, overall revenue, and the timing for revenue as a result of effects on the Company's customers, as delivery schedules under supply agreements with manufacturers have been subject to a high degree of variability as compared to the parties' negotiated intentions. In particular, global supply chain effects, particularly for semiconductors, a key components of forklifts, has resulted in an inability on the part of the Company's forklift manufacturing customers to obtain necessary components for their manufacturing operations and therefore disrupted their ability to deliver their products to customers, and in turn disrupted expected ordering patterns and volumes of the Company's batteries for sales through the manufacturer's channels.

COVID-19 may also have other general and unquantifiable effects on the Company as global retail sales of goods have been affected by restrictions on store openings, and global shipping of goods has been constrained through capacity issues. Such global impacts on retail sales of goods may have an effect on the Company, as customers have less volume of orders to fulfill and therefore less need to purchase the Company's products. However the Company believes this effect may be offset by higher e-commerce volumes and changing consumer behaviour patterns and an increasing dependence on e-commerce while subject to government-order restrictions on mobility and commercial activity.

27 | P a g e

Other Risk Factors.

The risks described above are not the only risks and uncertainties that we face. Additional risks the Company faces are described under the heading "Risk Factors" in the Company's AIF for the year ended September 30, 2021.

Other additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. These risk factors could materially affect our future operating results and could cause actual events to differ materially from those described in our forward-looking statements.

Additional information relating to the Company, including our AIF for the year ended September 30, 2021, is available on SEDAR.

28 | P a g e